SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

JD.com, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value of $0.00002 per share
(Title of Class of Securities)

47215P106**
(CUSIP Number)

May 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 47215P106 has been assigned to the American Depositary Receipts (“ADRs”) of the Company, which are quoted on The NASDAQ Global Select Market under the symbol “JD.” Each ADR represents 2 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47215P106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 309,393,331 Class A Ordinary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 309,393,331 Class A Ordinary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,393,331 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2% (See Item 4)
12	TYPE OF REPORTING PERSON IA

CUSIP No. 47215P106	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is JD.com, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive office is located at 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, the People's Republic of China.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company (“Hillhouse Capital” or the “Reporting Person”), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) held by HHGL 360Buy Holdings, Ltd. ("HHGL") which is owned by Gaoling Fund, L.P. (“Gaoling”) and YHG Investment, L.P. (“YHG”). Hillhouse Capital acts as the sole management company of Gaoling and sole general partner of YHG. Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting power of, the Class A Ordinary Shares held by HHGL. Mr. Lei Zhang ("Mr. Zhang") is the President and Chief Investment Officer of Hillhouse Capital.

Through share ownership and as the President and Chief Investment Officer of Hillhouse Capital, Mr. Zhang may be deemed to have controlling power over Hillhouse Capital. Pursuant to Rule 13d-4 under the Act, Mr. Zhang disclaims beneficial ownership of all the Class A Ordinary Shares owned or controlled by Hillhouse Capital except to the extent of his pecuniary interest therein, and the filing of this Statement shall in no way be construed as an admission that Mr. Zhang is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such shares.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of the Reporting Person is Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong.

Item 2(c).	CITIZENSHIP

Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A ordinary shares, par value of $0.00002 per share (the "Class A Ordinary Shares").

Item 2(e).	CUSIP NUMBER

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 47215P106 has been assigned to the ADRs of the Company, which are quoted on The NASDAQ Global Select Market under the symbol “JD.” Each ADR represents 2 Class A Ordinary Shares.

CUSIP No. 47215P106	13G	Page 4 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	OWNERSHIP

The percentage set forth this Schedule 13G is calculated based upon an aggregate of 2,177,875,831 Class A Ordinary Shares reported to be outstanding in the Company's Rule 424(b)(4) Prospectus filed on May 22, 2014 after the consummation of the transactions reported therein.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

CUSIP No. 47215P106	13G	Page 5 of 6 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 47215P106	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: June 10, 2014

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer